UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.  20549

                             SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No. _______)

                    XEROGRAPHIC LASER IMAGES CORPORATION
         --------------------------------------------------------
                             (Name of Issuer)

                    Series A Convertible Preferred Stock
         --------------------------------------------------------
                       (Title of Class of Securities)

                                984118-30-7
        ---------------------------------------------------------
                              (CUSIP Number)

 James L. Salerno, 101 Billerica Ave, N. Billerica, MA  01862  (508) 670-5999
 -----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                          and Communications)

                                 June 1997
              --------------------------------------------------------
              (Date of Event which Requires Filing of  this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing_this schedule because of Rule 13d-1(b) (3) or (4), check the following box |_|.
                                                                   _
Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person : (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule (13d-1 (a) for other parties to whom copies are to be sent:

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).



                                 SCHEDULE 13D

CUSIP NO.  984118-30-7                             Page  2  of  3  Pages
          -------------                                 ---    ---

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James L. Salerno            ###-##-####
                                                              _
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.    (a) |_|
                                                              _
    N/A                                                  (b) |_|

3.  SEC USE ONLY


4.  SOURCE OF FUNDS.

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e).   _
                            |_|  N/A

6.  CITIZENSHIP OR PLACE OF ORGANIZATION.

    USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER.

                        Common Stock                          98,584 shares
                        Series A Convertible Preferred Stock  50,000 shares

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER.

                        N/A

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER.

                        Common Stock                          98,584 shares
                        Series A Convertible Preferred Stock  50.000 shares

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER.

                        N/A

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

                        Common Stock                          98,584 shares
                        Series A Convertible Preferred Stock  50,000 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES. |X|

                        Warrants  40,000 shares
                        Options   25,000 shares (12,500 which are exercisable)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                        Common Stock                           4.8%
                        Series A Convertible Preferred Stock  15.9%

14. TYPE OF REPORTING PERSON.

                        IN




Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




        June 26, 1997                        /S/JAMES L. SALERNO
------------------------------            ---------------------------------
                                                    Signature


                                           James L. Salerno        C.F.O.
                                          ---------------------------------
                                                      Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 USC 1001)